TOWER ONE ANNOUNCES SECOND QUARTER 2020 RESULTS AND PROVIDES AN UPDATE ON THE PROGRESS OF THE BUSINESS
September 9, 2020 - VANCOUVER, BC, CANADA – TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) announces that it has filed its financial results for the second quarter of 2020, and the related Management’s Discussion and Analysis, the details of which are available on the System for Electronic Document Analysis and Retrieval at www.sedar.com.
“We are pleased to report another quarter with record levels of tower revenue, strong bottom-line results and solid assignments for new tower construction.” said Alejandro Ochoa, CEO. “This is our second quarter delivering positive EBITDA which shows that our vision and years of effort were focused in the right direction. Although tower construction activity during the first quarter was reduced due to pandemic related lockdowns, we expect increased construction activity as concerns regarding the uncertain economic outlook diminish and lockdowns begin to lift. In addition, the successful arrival of built-to-suit tower assignments for 700 MHz spectrum frequencies is now a reality in Colombia where the Company has already received new orders and anticipates construction activity will remain strong during the next several years. We believe we have established an efficient tower construction and operation platform in Latin America that is valuable to our customers and will be profitable for our long-term investors,” Mr. Ochoa added.
Highlights Second Quarter 2020:
•	The Company had its best quarter ever with revenue totaling $4,150,141.
•	The Company completed the sale of 28 towers in Mexico, resulting in $3,498,945 of revenue.
•	Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) in the second quarter of 2020 totaled $198,658. EBITDA for the six months ended June 30, 2020 totaled $823,905.
•	A total of three (3) new towers were constructed and one (1) new collocation was signed during the second quarter which was impacted by lockdowns related to the COVID-19 pandemic.
•	Following the sale of towers in Mexico, the Company has a total of eighty-nine (89) completed wireless towers throughout Argentina, Colombia, and Mexico, with twenty-two (22) collocations.
•	The Company had sixty-three (63) towers under construction in Argentina, Colombia, and Mexico.
•	The Company received over 200 search rings for towers that will be built over the next nine (9) months.
•	The Company fully repaid the outstanding indebtedness of its convertible debentures and discharged all security interests registered thereunder.
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In June 2020, the Company entered into a new Master Lease Agreement with “Partners Telecom Colombia”, a new telecom operator in Colombia operating under the brand name “WOM” and received the first assignments for new sites.

The Company had its best quarter ever with revenue totaling $4,150,141. Total revenue increased by $3,883,417, as compared to $266,724 of the same period in 2019. Revenue increased by $1,515,355, or 57.6%, as compared to $2,634,786 during the first quarter of 2020. Revenue increase in the second quarter of 2020 as compared to the immediately preceding quarter was mainly the result of the disposition of a selected portfolio of towers in Mexico. Tower rent revenue totaled $525,092 during the second quarter of 2020 and remained relatively flat as compared to previous quarter impacted by the sale of towers mentioned before. Tower rent revenue increased by $153,458 during the second quarter of 2020 as compared to $371,634 during the second quarter of 2019 mainly as a result of an increased numbers of towers that were placed in operations.
Using EBITDA as a key metric to determine cash based financial performance, the Company reported positive EBITDA of $198,658 compared to $625,247 EBITDA in the first quarter of 2020 and ($1,033,656) EBITDA in the second quarter of 2019. EBITDA for the six months ended June 30, 2020 totals $823,905.
Commenting on the results, Santiago F. Rossi, CFO Tower One, stated:
“The strategy of focusing on our built-to-suit activity has started to prove correct and the Company has improved its key performance indicators. Profitable sales of towers in our three markets (Colombia, Argentina and Mexico) demonstrate that there is appetite for high-quality assets in the region. These selected sales strengthened our balance sheet and reversed some of the losses that we accumulated during construction time. While the Company’s overall strategy is not to dispose of these high- quality rent producing assets, it provides funding to continue to operate and grow in the region.
We are pleased with the progress that we've been making this year to improve the financial reporting of the Company. The initiatives in accounting, operations, and finance, which included recruiting new talent and organizational improvements, helped us to improve the quality and timing for our financial reporting. The new Enterprise Resource Planning (“ERP”) system implementation process continues, and we will complete the integration by December 2020. Despite not being widely available in all our subsidiaries yet, the Company is already working in sync with new administrative and operating procedures which helps monitor the construction activity and provide timely and accurate reporting.
Last year we announced that along with the enhancements in our accounting and finance team, the investment in a new ERP system and processes, we were implementing a series of accounting reclassifications in our financial statements that will increase our ability to accurately track our financial progress. During 2019, the Company performed several adjustments and reclassifications to its Income Statement and Balance Sheet. These initiatives are intended to add increased visibility to our financial progress. As we continue with the reporting going forward, our investors will find that comparing key metrics quarter over quarter will be much easier. We have long-term contracts with carriers which provide our business with high visibility and predictability of results.
We continue to measure and implement initiatives to reduce costs and operate more efficiently. As the magnitude of the COVID- 19 pandemic grew and construction pace decreased during the first half of 2020, the Company had to restructure part of the staff and reduced overhead expenses. We will continue to closely monitor our operating expenses going forward.
We continue to review and consider strategic alternatives related to our balance sheet and funding our growth. In July 2020, the Company received funding in the amount of $531,997 for the construction of towers and general working capital purposes. We are enthusiastic about the level of interest in the Company and are currently evaluating several proposals and are engaged in discussions with an investment firm. We remain committed to alternatives to improve the balance sheet and enhance value to all stakeholders.”
Notes:
(1) Non-GAAP measure. The Company uses EBITDA as a key metric to determine cash based financial performance. EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines EBITDA as net income (loss), plus write-off of cancelled towers plus gains on monetary position, plus foreign exchange, plus other income and expenses, plus amortization, plus interest, financing charges and accretion, plus IFRS 16-interest, plus office and miscellaneous, plus expenses. The Company believes that EBITDA is a meaningful metric in assessing the Company’s financial performance and operational progress.

Reconciliation table to EBITDA:
	Three Months Ended June 30, 2020	Three Months Ended March 31, 2020	Three Months Ended June 30, 2019
Net Income (Loss)	$(1,371,737)	$211,172	$(2,595,750)
Write off of cancelled towers	30,364	(371)	-
Gain on monetary position	-	(88,147)	(594,007)
Foreign exchange	1,079,367	(71,463)	(3,217)
Other income / expense	-	-	1,343,717
Amortization	345,539	342,583	168,253
Interest, financing charges and	312,447	342,306	647,347
IFRS 16-Interest	(143,194)	(96,690)	-
Office and miscellaneous	88,059	238,392	-
Expenses	(142,187)	(252,536)	-
EBITDA	$198,658	$625,247	$(1,033,656)

About Tower One
Tower One’s principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure (“towers”) in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company operates in the three largest Spanish speaking countries in Latin America (Colombia, Mexico and Argentina) with a combined population of approximately 220 million people.
Contact Information: Corporate Communications
Tel: +1 917 546 3016
E-mail:  info@toweronewireless.com
Website:     www.toweronewireless.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

FORWARD LOOKING STATEMENTS
Certain statements in this release are forward-looking statements, which include regulatory approvals and other matters. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such information can generally be identified by the use of forwarding looking wording such as “may”, “expect”, “estimate”, “anticipate”, “intend”, “believe” and “continue” or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s expectation of increased construction activity as concerns regarding the uncertain economic outlook diminish and pandemic related lockdowns begin to lift, the anticipation of construction activity in Colombia, specifically, and Latin America, generally, remaining strong during the next several years, the expectation that the Company’s operations will be valuable to customers and be profitable for its long-term investors, the expectation that the Company’s implementation of the ERP system will be completed by December 2020 and will assist with monitoring construction activity and timely and accurate reporting, and the expectation that the Company will continue to implement initiatives to reduce its costs and operate more efficiently. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific that contributes to the possibility that the predictions, estimates, forecasts, projections and other forward-looking statements will not occur. Forward-looking statement are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements express or implied by such statements. These assumptions, risks and uncertainties include, among other things, the state of the economy in general and capital markets in particular, the impact of the ongoing COVID-19 pandemic, present and future business strategies, the environment in which the Company will operate in the future, and other factors, many of which are beyond the control of the Company. While such estimates and assumptions are considered reasonable by the management of the Company, they are inherently subject to significant business, economic, competitive and regulatory uncertainties and risks. The Company assumes no obligation to update any forward-looking statements or forward-looking information referenced herein, whether as a result of new information events or otherwise, except as required by applicable securities laws.